UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 24, 2020

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140

Los Angeles, CA, 90025

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On March 24, 2020, we issued an investor communication discussing the current market in light of the coronavirus outbreak and the potential impact on our offering. The text of the communication is set forth below.

Dear Investors,

Like most of you, we have been closely monitoring the developments of the outbreak of COVID-19 (the “coronavirus”).  This is an unprecedented health event of the modern era, and we hope that you and your families are staying safe.

From an economic perspective, the coronavirus has catalyzed a pullback in the equity markets, and it is likely that an impact will also be felt in hard assets like commercial real estate.  With the speed at which things are changing around us, we wanted to keep you updated on your investment in MogulREIT I and the steps we are taking within our portfolio.

We acknowledged in the 2019 shareholder letters that although underlying economic indicators such as low unemployment rate and GDP growth remained positive, rate cuts by the Federal Reserve indicated a tempered economic outlook and we were potentially nearing the end of the longest expansion in American history.  During this period, we maintained our rigorous underwriting standards and were highly selective with our acquisition of new investments.

Due to falling interest rates during the second half of 2019 as well as special rate cuts by the Federal Reserve in the past month, many of the borrowers involved in our acquisitions have refinanced their assets.  In Q1 2020, four assets paid off in full and a fifth paid off a portion of its principal.  Since inception of MogulREIT I, 14 assets have successfully been paid off representing over $36 million of investments, or approximately 55% of funds invested to date, and we have maintained a 0% default rate during this time.  We attribute this impressive track record to the prudent underwriting and proactive asset management of our Manager.  As a result of these payoffs and our high selectivity for new deals, we have maintained a cash position on the balance sheet.

As we look forward, we are being vigilant by taking steps to protect our downside as well as search for new opportunities that may be exposed due to the market correction.  Our preparation starts at the underwriting phase before we close a transaction – three of our investments are in properties with single-tenant triple-net leases with tenants whose strength we underwrote specifically for a downside scenario. Our largest debt investment is a senior loan for an apartment building in San Francisco that was on the market for sale prior to the coronavirus outbreak. In terms of preventative measures for the multifamily assets that we recently acquired, we have paused unit renovation plans and major capital improvements as we focus on maintaining cash. We have also considered refinance options for eligible investments, but prepayment penalties on the senior loans have made refinancing cost prohibitive at this time. We will continue to reevaluate our investments so that we are prepared to take advantage of any market changes.

At the portfolio level, we currently have an ample cash position on MogulREIT I’s balance sheet, and we will be maintaining higher cash reserves in order to weather any potential effects of a lagging rental market.  Our most recent investment, Pohlig Box Factory and Superior Warehouse, a 93-unit apartment community in Richmond, Virginia, was closed in an all cash transaction, and we plan to finance the asset to take advantage of the low interest rate environment while being especially mindful of the leverage ratio to protect our downside. We believe these steps are especially prudent to deal with the unknown economic impact from the coronavirus outbreak. Lastly, while individual properties have debt, we have strategically left the REIT itself unencumbered by any debt, so we will have the freedom to deploy our cash on hand to new opportunities that inevitably arise as a result of this dislocation.

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Prior to the coronavirus outbreak, the equity market was starting from a position of unprecedented highs and the unemployment rate from a position of historical lows.  In times of uncertainty, cash is king, and we have maintained liquidity to both navigate the market and deploy into new investments.  We believe in the long-term appreciation of commercial real estate and, particularly, the value of hard assets to weather difficult times.  Market corrections happen, but we have consistently maintained focus on the long-term strategy of MogulREIT I for the benefit of our investors.  We believe that we are well-positioned to withstand the current volatility and set the REIT up for opportune acquisitions, capital preservation and long-term income.  MogulREIT I has always intended to be a long-term vehicle for generating income for our investors through real estate, and we are grateful that you have put your trust in us to continue to achieve that goal.

/s/Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
Chief Executive Officer, Chief Financial Officer and Secretary	Portfolio Manager

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	March 25, 2020

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